SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated January 17, 2019;
-	Press release dated January 27, 2019;
-	Press release dated January 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: January 31, 2019

Eni: Board of Directors approves bond issue

Rome, 17 January 2019 – Eni's Board of Directors today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 3 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 December 2020.

The bonds will enable Eni to pre-fund the future financial needs and to maintain a well- balanced financial structure. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni acquires from ADNOC a 20% equity interest in ADNOC Refining.

The two companies consolidate their strong partnership.

•	The acquisition of a stake in this high quality refinery complex represents a 35% increase of Eni’s refining capacity
•	Eni gains access also to a 20% stake in a new to be established Trading JV
•	The agreed terms of the entire deal include a cash price of approximately $3.3 billion, after deduction of the net debt, and subject to closing adjustments.
•	The deal makes Eni’s portfolio more integrated along the energy value chain and more resilient to the high volatile economic environment

Abu Dhabi (United Arab Emirates), 27 January 2019 – Eni and ADNOC signed today a Share Purchase Agreement to enable Eni to acquire from ADNOC a 20% equity interest in ADNOC Refining.   The signing of the agreement was witnessed by His Highness Sheikh Mohamed bin Zayed Al Nahyan, Crown Prince of Abu Dhabi and Deputy Supreme Commander of the UAE Armed Forces, and Giuseppe Conte, the Italian Prime Minister. The agreements were signed by His Excellency Dr Sultan Ahmed Al Jaber, UAE Minister of State and ADNOC Group CEO, and Claudio Descalzi, Eni CEO. ADNOC also announced today that it sold to OMV a 15% equity interest in ADNOC Refining, with ADNOC retaining the remaining 65%. ADNOC, Eni and OMV also agreed to establish a Trading Joint Venture with the same shareholding of ADNOC Refining. The agreed terms for the 20% equity interest acquired by Eni include a cash price of approximately $3.3 billion after deduction of the net debt and subject to closing adjustments, which corresponds to an enterprise value of approximately $3.9 billion (Eni share). The acquisition will be completed subject to satisfaction of a number of conditions precedent, including clearance from UAE and other regulatory authorities.

This is one of the largest ever refinery transactions and reflects the scale, quality, and growth potential of ADNOC Refining’s assets, coupled with an advantageous location from which to supply markets in Africa, Asia and Europe. ADNOC Refining operates three refineries in Ruwais (Ruwais East and Ruwais West) as well as Abu Dhabi (Abu Dhabi Refinery), with a total refining capacity in excess of 900 thousand barrel per day.

The Ruwais complex ranks fourth worldwide in terms of capacity and provides for a high conversion factor using “state-of-the art” technologies and a deep conversion process scheme. The complex has already demonstrated a resilient refining margin thanks to its competitive advantage in terms of integration, economy of scale, complexity and efficiency of the plants, proximity to the upstream fields which supply the crude and gas feedstock, and barycentric position to Eastern and Western markets. Furthermore, a development plan is already defined to further improve the complex’s competitiveness and profitability by increasing the flexibility of crude supply and energy efficiency.

Eni will contribute to the technological development of the complex having already matured, in its European refineries, a vast experience in similar processes (such as fluidized catalytic cracking, hydrocracking, residue conversion and desulphurization, coking and others) and in the optimization activities to maximise the margin of refined barrels. This acquisition will allow Eni to further strengthen the resilience of its refining business by reducing the overall Eni’s refining break even target margin by 50% down to around 1,5 $/bl.

Further value will be created as Eni and OMV join ADNOC in setting up a new trading joint venture, with the same equity shareholdings as the ADNOC Refining partnership. Once established, the trading joint venture will be an international exporter of ADNOC Refining’s products, with export volumes equivalent to approximately 70% of throughput. Domestic supply within the UAE will continue to be managed by ADNOC.

His Excellency Dr Sultan Ahmed Al Jaber, UAE Minister of State and ADNOC Group CEO, said: “We are delighted to partner with Eni and OMV in our refining business and the new trading company. Such partnerships follow our leadership’s wise guidance to unlock and drive greater value across our business. These innovative partnerships will support our ambition of becoming an international downstream leader with the flexibility to respond quickly to shifting market needs and dynamics. They will help enable our objective of unlocking even more value from every barrel of oil we produce. Working closely with our partners, we will also deliver further efficiencies across our operations and improve asset and business performance”

Eni’s CEO, Claudio Descalzi, said: “These agreements consolidate our strong partnership with ADNOC. In the space of less than one year, we have been able to create a business hub with world class upstream operations and a material and efficient refinery capacity with further potential growth. This transaction, which allows us to enter the United Arab Emirates’ downstream sector and represents a 35% increase in Eni’s global refining capacity, is in line with our announced strategy to make Eni’’s overall portfolio more geographically diversified, more balanced along the value chain, more efficient and more resilient to cope with market volatility.”

Eni has been present in the UAE upstream sector since march 2018 when it was awarded a 10 percent interest in ADNOC’s Umm Shaif and Nasr concession and a 5 percent interest in the Lower Zakum concession, followed in November 2018 by the award of a 25 percent interest in the Ghasha Concession, ADNOC’s mega offshore gas project. On 12 January this year Eni was awarded a 70 percent interest in offshore exploration blocks 1 and 2.

In addition to the United Arab Emirates, in the Middle East Eni is also present in Oman, Bahrain, Lebanon and Iraq.

Eni Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni: Financial Calendar 2019

Dates for the review and announcement of 2019 financial results

San Donato Milanese (MI), 29 January 2019 - Eni announces the dates for the publication of its 2019 quarterly, interim and annual financial reports once approved by the Board of Directors and by the Shareholders’ Meeting:

Preliminary financial statements as at December 31, 2018 and dividend proposal for 2018	Meeting of the Board of Directors	February 14, 2019
	Press release and conference call	February 15, 2019*
Consolidated financial statement and draft financial statement as at 2018 Dividend proposal for 2018	Meeting of the Board of Directors	March 14, 2019
	Press release	March 14, 2019
	Press release and strategy presentation	March 15, 2019
First quarter 2019 results	Meeting of the Board of Directors	April 24, 2019
	Press release and conference call	April 24, 2019**
Financial statement 2018	Shareholders’ meeting	May 14, 2019 (single call)
	Press release	May 14, 2019
Second quarter 2019 results and interim financial report as at June 30, 2019 Interim dividend announcement for the financial year 2019	Meeting of the Board of Directors	July 25, 2019
	Press release and conference call	July 26, 2019*
Board resolution on 2019 interim dividend	Meeting of the Board of Directors	September 19, 2019
	Press release	September 19, 2019
Third quarter 2019 results	Meeting of the Board of Directors	October 24, 2019
	Press release and conference call	October 25, 2019*

* Press Release scheduled for issue before markets open. A conference call for the presentation of results to the financial community will be held during the day.

** The issue of the press release and the conference call for the presentation of results to the financial community are scheduled after the resolution of the Board of Directors on the First quarter 2019 results.

The final dividend for the 2018 fiscal year will be paid on May 22, 2019 (ex-dividend date: May 20, 2019; record date: May 21, 2019) and the interim dividend for the 2019 financial year will be paid on September 25, 2019 (ex-dividend date: September 23, 2019; record date: September 24, 2019).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results. Eni’s reporting practice is to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	consolidated and by segment adjusted operating profit;
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com